Filed by Cohen Circle Acquisition Corp. I
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.
Commission File No.: 001-42369
Date: August 8, 2025

Pomołe VEON e! @VEONGroup Kyivstar Group CEO Oleksandr Komarov reflects on the company's 2Q25 results and how, through innovation, impactful acquisitions and strategic partnerships, Kyivstar Group has demonstrated its ability to deliver strong results. Read the full earnings release: SVEON $KYIV SCCIR From veon.com

Pomołe VEON @VEONGroup Kyivstar Group announced its 2Q25 trading update, reporting sustained growth and robust profitability - demonstrating its ability to drive sustainable financial performance while keeping customers in Ukraine connected. Read the full earnings release here SVEON $KYIV SCCIR From veon.com 10:35 AM Aug 8, 2025 ' 3,185 Views